BP 3/6

03014706

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerard Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16400 Appleton Avenue
(No. and Street)

SEC MAIL RECEIVED MAR 0 3 2003 WASH. D.C. 208

Menomonee Falls (City) WI (State) 53051-2851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Gerard - President 262-250-6458
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonfield & Company, S.C.
(Name — *if individual, state last, first, middle name*)

740 North Plankinton Avenue (Address) Milwaukee (City) WI (State) 53203 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin P. Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Debra Wussow Exp 12/10/06

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERARD ASSET MANAGEMENT, LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2002

BONFIELD & COMPANY, S.C.

CONTENTS

--oo0oo--

Bonfield & Company,
S.C.
CERTIFIED PUBLIC ACCOUNTANTS

740 N. Plankinton
Milwaukee, Wisconsin 53203

Report of Independent Auditors

Board of Directors
Gerard Asset Management, Ltd.
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd. as of December 31, 2002 and 2001, and the results of its operations, changes in retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonfield & Company, S.C.
Certified Public Accountants

February 3, 2003
Milwaukee, Wisconsin

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 5,041	$ 46,481
Commissions receivable	676	1,818
Other current assets	1,000	1,450
TOTAL CURRENT ASSETS	6,717	49,749
EQUIPMENT - at cost:		
Office equipment	19,517	19,170
Automobile	34,592	34,592
	54,109	53,762
Less accumulated depreciation	24,424	17,426
	29,685	36,336
CLEARING DEPOSIT - Note B:	21,500	21,500
	$ 57,902	$ 107,585
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 869	$ 3,353
Wages and payroll taxes payable		37,871
Accrued retirement plan contribution - Note C	13,415	25,507
Payments due within one year on note payable - Note E	4,052	3,898
TOTAL CURRENT LIABILITIES	18,336	70,629
NOTE PAYABLE, less payments due within one year - Note E	10,469	14,520
STOCKHOLDERS' EQUITY:		
Common stock	5	5
Additional paid in capital	7,495	7,495
Retained earnings	21,597	14,936
	29,097	22,436
	$ 57,902	$ 107,585

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME

Years ended December 31, 2002 and 2001

	2002	2001
REVENUES:		
Commissions	$ 138,375	$ 268,716
Fees and other	52,503	45,808
	190,878	314,524
COSTS AND EXPENSES:		
Salaries and wages	77,684	170,093
Payroll taxes	6,388	9,216
Commissions	26,375	35,900
Rent and utilities - Note F	16,000	8,000
Repairs and maintenance	1,465	3,059
Telephone	2,016	2,342
Insurance	3,870	2,249
Office supplies and expenses	13,629	9,742
Legal and accounting	6,736	7,199
Dues and licenses	2,835	2,789
Other	4,927	5,218
Interest expense	649	479
Depreciation	6,998	5,386
Retirement plan contributions - Note C	14,645	28,688
	184,217	290,360
NET INCOME	$ 6,661	$ 24,164

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2002 and 2001

	Total	Common stock	Additional paid-in capital	Retained earnings
Balances at December 31, 2000	$ 58,672	$ 5	$ 54,995	$ 3,672
Capital contribution	2,500		2,500	
Dividend distribution	(12,900)			(12,900)
Return of capital	(50,000)		(50,000)	
Net income	24,164			24,164
Balances at December 31, 2001	22,436	5	7,495	14,936
Net income	6,661			6,661
Balances at December 31, 2002	$ 29,097	$ 5	$ 7,495	$ 21,597

Par value	$0.01
Authorized shares	1,000
Issued and outstanding shares at December 31:	
2001	500
2002	500

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

Years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,661	$ 24,164
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	6,998	5,386
Change in commissions receivable	1,142	2,456
Change in other current assets	450	1,930
Change in accounts, wages and payroll taxes payable	(40,355)	25,439
Change in accrued retirement plan contribution	(12,092)	(311)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(37,196)	59,064
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(347)	(17,995)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(3,897)	(2,174)
Capital contribution		2,500
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(3,897)	326
NET INCREASE (DECREASE) IN CASH	(41,440)	41,395
CASH:		
Beginning of year	46,481	5,086
End of year	$ 5,041	$ 46,481
SUPPLEMENTAL INFORMATION:		
Cash paid for interest expense	$ 649	$ 479

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

Note A - Description of business and summary of significant accounting policies:

Description of business:

The Company is a member of the National Association of Securities Dealers and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards its transactions to a clearing broker-dealer on a fully-disclosed basis. All commission revenues are earned from this clearing broker-dealer and from various mutual funds. The Company holds no funds or securities for, nor owes funds or securities to, its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The Company also provides retirement plan services to customers for a fee.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

The Company treats all highly liquid investments as cash. The clearing deposit is not treated as cash because its use is restricted. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Commissions receivable:

All of the Company's commissions receivable are due from its clearing broker-dealer and various mutual funds. Commissions receivable are typically collected in full each month and an allowance for doubtful accounts is not provided.

Depreciation:

The cost of equipment is capitalized and depreciated over its estimated useful life using accelerated methods.

Income taxes:

The Company has elected to be taxed under the S corporation provisions of the Internal Revenue Code and does not pay income taxes on its taxable income. Instead the shareholder is liable for income taxes on the Company's taxable income.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note B - Clearing deposit:

The Company's clearing broker-dealer, Wells Fargo Investments, LLC, requires that the Company maintain a security deposit with them. This deposit of $21,500 at December 31, 2002 and 2001 is refundable upon termination of the clearing agreement.

Note C - Retirement plans:

The Company maintains money-purchase and profit-sharing retirement plans for its employees and invests the contributions with various mutual fund companies. Contributions are made at the discretion of the Board of Directors, and were $14,645 for 2002 and $28,688 for 2001. These amounts include accrued contributions of $13,415 at December 31, 2002 and $25,507 at December 31, 2001.

Note D - Investment in stock and warrants:

In 2000, the Company purchased warrants for $3,300 issued by the National Association of Securities Dealers, Inc. In addition, in December, 2000, the Company paid for a subscription for additional warrants and common stock totaling $59,600 which were issued in January, 2001. In August, 2001, the Company distributed the stock and warrants with a cost of $62,900 to its sole shareholder.

Note E - Note payable, statement of cash flows:

The Company acquired an automobile in 2001 and financed $20,592 of its cost with a note payable. The note carries interest at 3.9% and is payable in monthly installments of $379 including interest, through June, 2006. The balance on the note is $14,521 at December 31, 2002.

Future payments on the note payable are:

2003	$4,052
2004	4,213
2005	4,381
2006	1,875

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note F - Rent, related party transactions:

The Company leases office facilities under a month to month agreement with its sole stockholder. Payments under the agreement were $16,000 in 2002 and $8,000 in 2001.

Note G - Net capital requirements:

The Company is required by provisions of the Securities Exchange Act of 1934 to maintain net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than 1500%. These requirements could restrict the payment of dividends.

The Company met these requirements at December 31, as follows:

	2002	2001
Net capital	$22,936	$27,326
Aggregate indebtedness ratio	14.4 %	151.5%

ADDITIONAL INFORMATION

GERARD ASSET MANAGEMENT, LTD.

COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL AND AGGREGATE INDEBTEDNESS RATIO

	December 31 2002	December 31 2001
Total stockholders' equity	$ 29,097	$ 22,436
Add accrued retirement plan contribution for sole shareholder	10,983	25,320
Less non-allowable assets:		
Minimum cash balance at bank	(980)	(1,062)
Other current assets	(1,000)	(1,450)
Equipment - net	(29,685)	(36,336)
Note payable on equipment	14,521	18,418
NET CAPITAL	22,936	27,326
Required net capital	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 17,936	$ 22,326
Total liabilities	$ 28,805	$ 85,149
Less note payable on equipment	(14,521)	(18,418)
Less accrued retirement plan contribution for sole stockholder	(10,983)	(25,320)
AGGREGATE INDEBTEDNESS	$ 3,301	$ 41,411
Ratio of aggregate indebtedness to net capital	14.4%	151.5%

GERARD ASSET MANAGEMENT, LTD.

EXEMPTIVE PROVISION FROM RULE 15c3-3

Exemption from Rule 15c3-3 is claimed at December 31, 2002 and 2001 based on item 25.c.(k) of form X-17A-5 – all customer transactions cleared through another broker-dealer on a fully disclosed basis.

GERARD ASSET MANAGEMENT, LTD.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

	December 31 2002	December 31 2001
Unaudited net capital per form X-17A-5	$ 10,286	$ 27,326
Audit adjustments:		
Change in allowable cash	(7,203)	
Change in commissions receivable	676	
Change in payables and accruals	759	
Addition for secured auto note	18,418	
NET CAPITAL	$ 22,936	$ 27,326

GERARD ASSET MANAGEMENT, LTD.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2002

Board of Directors
Gerard Asset Management, Ltd.

We have examined the financial statements of Gerard Asset Management, Ltd. as of December 31, 2002 and the year then ended, and have issued our report thereon dated February 3, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Gerard Asset Management, Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory bodies and should not be used for any other purpose.

February 3, 2003

Bonfield & Company, S.C.

Certified Public Accountants